
13001438

ANNUAL REPORT

DECEMBER 31, 2012


MANHATTAN
BRIDGE CAPITAL

60 Cutter Mill Road, Suite 205
Great Neck, NY 11021
TEL: 516-444-3400 • FAX: 516-444-3404

NASDAQ:LOAN

Dear Valued Shareholders,

2012 was a breakthrough year for Manhattan Bridge Capital. We overcame the immense challenge of becoming bankable and established our first significant line of credit from a commercial bank. This transaction reduced our cost of funds and enhanced our net earnings. It also allowed the company to continue its steady growth pattern. Simultaneously, we managed this year to significantly reduce our operating expenses, especially, non-cash compensation, taxes and rent (due to our relocation).

Once again, thanks to our responsible decision making process; we have kept our spotless record of no defaults in our portfolio.

At this point, I am proud to state that Manhattan Bridge Capital is the leader in the small size hard money loans industry in the NY metropolitan area.

The real estate market is steadily recovering. New construction projects are rising and end user buyers are again able to receive financing at low interest rates. This intense activity in our market place is very encouraging and supports our future growth plans. However, in some neighborhoods this ultra rapid growth resembles the 2008 bubble. Therefore, while we enjoy the high turnover of properties and the increase in value of our collateral, we remain vigilant and cautions not to get caught in a situation which is "too good to be true."

I would like to thank our shareholders, investors and lenders for their trust and support as well as our employees, consultants and advisers with whom we have been fortunate to work, for their dedication and hard work. Our success is the fruit of our team effort and devotion.

Sincerely,



Assaf Ran
CEO

Business

General

The Company offers short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in the New York Metropolitan area.

Products and services

Manhattan Bridge Capital, DAG Funding and MBC Funding

The Company offers short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition of properties located in the New York Metropolitan area. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2012 and 2011 the total amounts of $15,173,500 and $8,512,537, respectively, have been lent, offset by collections received from borrowers, under the commercial loans in the amount of $10,963,486 and $7,254,478, respectively. Loans ranging in size from $30,000 to $1,000,000 were concluded at stated interest rates of 12% to 15%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are used to assist the Company's officials in evaluating the worth of collateral, when deemed necessary by management. The Company also uses independent construction inspectors as well as mortgage brokers and deal initiators.

The Company generally grants loans for a term of one year. In certain situations the Company and its borrowers have mutually agreed to the extension of the loans as a result of the downturn in the economy and the real estate industry in the New York metropolitan area. Potential buyers of the real estate serving as collateral for the short-term loans may have difficulty securing financing due to restrictions imposed by financial institutions resulting from the recent mortgage crisis. In addition, the Company's borrowers may be having difficulty securing permanent financing. Prior to the Company granting an extension of any loan, it reevaluates the underlying collateral.

To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2012, the Company is committed to an additional $2,009,500 in construction loans that can be drawn by the borrower when certain conditions are met.

Growth strategy

The immediate focus of our expansion plans is to increase the volume of our short-term, secured commercial loans to real estate investors. As we increase our market share and establish our position as a leader in our niche market, and develop a successful track record in our lending operations, we seek to increase loans and lines of credit from commercial banks which will enable us to maintain higher outstanding loan balances to our customers.

Sales and Marketing

The Company offers its loans primarily through the Company's officers and independent loan brokers. Leads have been generated through a limited amount of newspaper advertising and direct mail. A principal source of new transactions has been repeat business from prior customers and their referral of new business.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. In addition, we are subject to laws and regulations imposing various requirements and restrictions, which among other things establish maximum interest rates, finance charges and charges we can impose for credit and our right to repossess and sell collateral.

We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all of these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

As a commercial lender, we face intense competition in our business from numerous bank and non-bank providers of commercial loans. Our competitors include bank and institutional commercial lenders in the mortgage lending businesses, such as lending institutions and non-depository institutions that are able to offer the same products and services. Some of these companies are substantially larger and have more resources than we do. In addition, such larger competitors may have a larger customer base, operational efficiencies and more versatile technology platforms than we do. Competitors will continue to increase pressures on both us and other companies in our industry. Industry competitors have continuously solicited our customers with varied loan programs and interest rate strategies. Management believes the competition has put, and will continue to put pressure on our pricing.

We believe that we are able to compete effectively in our current markets. There can be no assurance, however, that our ability to market products and services successfully or to obtain adequate returns on our products and services will not be impacted by the nature of the competition that now exists or may later develop.

Website access to Company's reports and governance documents

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge on the Company's website at www.manhattanbridgecapital.com as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Copies of the Company's annual report are also available, on the Company's website. Charters of the Company's Audit Committee, Compensation Committee, and Nominating Committee, along with the Company's Code of Ethics, are available for viewing on the Company's website.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office (USPTO) including the following marks relating to our current business:

Manhattan Bridge Capital
DAG Funding Solutions

The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

Employees and independent contractors

As of December 31, 2012, we employed three employees. In addition, during 2012 we used outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers were used to assist the Company's officials in evaluating the worth of collateral, when deemed necessary by management. The Company also used independent construction inspectors as well as mortgage brokers and deal initiators.

Property

Our executive and principal operating office is located in Great Neck, New York. We use this space for all of our operations. This space is occupied under a lease that expires August 31, 2016. The current monthly rent is $3,246, including electricity. We believe this facility is adequate to meet our requirements at our current level of business activity.

Legal Proceedings

The Company has been sued as a nominal defendant in a stockholder derivative action, Alan R. Kahn v. Assaf Ran, et al., Supreme Court of the State of New York, County of Nassau, filed against the members of its Board of Directors. The plaintiff, who asserts that he was a stockholder of the Company at all pertinent times, alleges wrongdoing by the Board in a transaction in which Director and Chief Executive Officer, Assaf Ran, was granted certain shares of the Company's restricted stock in exchange for giving up his rights in certain options that he had held at the time of the transaction. Plaintiff contends that the Company was harmed by the transaction. The Directors disagree with the plaintiff's position that the transaction involved any wrongful conduct or that it harmed the Company in any way. The court dismissed the original complaint, but gave plaintiff leave to file an amended complaint, which the plaintiff did. The defendants moved to dismiss the amended complaint, but before the court ruled on that motion, the parties reached an agreement to settle the action, subject to approval of the court. The terms of the settlement include the Company's agreement to continue utilizing certain corporate governance matters that the Company had already implemented before the lawsuit was filed and would continue to implement regardless of the settlement agreement, and to pay Plaintiff's counsel's fees and expenses in an amount to be determined by the court, which amount shall not exceed $80,000. In addition, Assaf Ran will reiterate his commitment to extend his personal guarantee to the Company for up to $5 million. This commitment was available to the Company prior to the settlement agreement. The court has preliminarily approved the settlement, and the Company has provided notice of the settlement to stockholders, in order to provide them with an opportunity to object to the settlement if they choose to do so. The court has scheduled a final hearing to address the fairness and reasonableness of the settlement for April 2, 2013. If the court approves the settlement, it is anticipated that any fees and expenses that the court awards to plaintiff's counsel will be paid by an officers' and directors' liability insurance policy, rather than by the Company. If the court refuses to approve the settlement and the litigation went forward, any ruling in favor of the plaintiff in that event would result in an award that would be paid to the Company, not by the Company, because the litigation is a derivative action, not a direct action.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Overview

The Company offers short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in the New York Metropolitan area. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2012 and 2011 the total amounts of $15,173,500 and $8,512,537, respectively, have been lent, offset by collections received from borrowers, under the commercial loans in the amount of 10,963,486 and $7,254,478, respectively. Loans ranging in size from $30,000 to $1,000,000 were concluded at stated interest rates of 12% to 15%, but often at higher effective rates based upon points or other up-front fees.

The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are used to assist the Company's officials in evaluating the worth of collateral, when deemed necessary by management. The Company also uses independent construction inspectors as well as mortgage brokers and deal initiators.

The Company generally grants loans for a term of one year. In certain situations the Company and its borrowers have mutually agreed to the extension of the loans as a result of the downturn in the economy and the real estate industry in the New York metropolitan area. Potential buyers of the real estate serving as collateral for the short-term loans may have difficulty securing financing due to restrictions imposed by financial institutions resulting from the recent mortgage crisis. In addition, the Company's borrowers may be having difficulty securing permanent financing. Prior to the Company granting an extension of any loan, it reevaluates the underlying collateral.

At December 31, 2012, the Company's commercial loans include loans in the amount of $499,666, $567,200, $750,000 and $1,537,500, originally due in 2009, 2010, 2011 and 2012, respectively. In all instances the borrowers are currently paying their interest and, generally, the Company receives a fee in connection with the extension of the loans. Accordingly, at December 31, 2012 and 2011, no loan impairments exist and there are no provisions for impairments of loans or recoveries thereof included in operations for the years then ended.

To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2012, the Company was committed to an additional $2,009,500 in construction loans that can be drawn by the borrower when certain conditions are met.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market conditions. Actual amounts could differ from those estimates.

The Company recognizes revenues in accordance with ASC 605, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. ASC 605 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable, and (iv) collectability is reasonably assured.

Interest income from commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on commercial loans is amortized over the term of the respective note.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of long lived assets, including intangible assets and goodwill, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There are also areas in which in management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and Notes thereto which begin on page F-1 of this Annual Report on Form 10-K, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

Results of operations

Years ended December 31, 2012 and 2011

Total revenue

Total revenue for the year ended December 31, 2012 was $1,816,000 compared to $1,400,000 for the year ended December 31, 2011, an increase of $416,000 or 29.7%. The increase in revenue represents an increase in lending operations. In 2012, $1,476,000 of the Company's revenue represents interest income on secured, commercial loans that the Company offers to small businesses compared to $1,142,000 in 2011, and $340,000 represents origination fees on such loans compared to $259,000 in 2011. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses.

Interest and amortization of debt service costs

Interest and amortization of debt service costs for the year ended December 31, 2012 were $281,000 compared to $157,000 for the year ended December 31, 2011, an increase of $124,000. The increase in interest and amortization of debt service costs is primarily attributable to the Company's receipt of short term loans and a line of credit in order to increase its ability to make loans. (See Notes 7 and 8 to the financial statements included elsewhere in this report.)

Referral fees

Referral fees for the year ended December 31, 2012 were $6,000 compared to $8,000 for the year ended December 31, 2011. The referral fees represent fees paid on such loans which amortize over the life of the loan.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2012 were $864,000 compared to $867,000 for the year ended December 31, 2011, a decrease of $3,000. This decrease is primarily attributable to decreases in office rent, in NASDAQ listing fee and in stock based compensation expense (See Note 12 to the financial statements included elsewhere in this report), offset by increases in travel expenses for meeting with prospective investors, partners and customers, and in legal expenses resulting from the derivative action (See Note 14 to the financial statements included elsewhere in this report).

Other income

Other income for the years ended December 31, 2012 and 2011 was approximately $28,000 and $79,000, respectively, which represents the fees generated from the buyback options the Company sold to the seller of three 2-family buildings it purchased in March 2011 (See Note 5 to the financial statements included elsewhere in this report). The decrease in the other income in 2012 was due to the reduction of the monthly option fees in 2012 compared to 2011 as a result of the partial exercise of the buyback options by the seller in 2011 to repurchase two of the properties.

Income before income tax expense

Income before provision for income tax for the year ended December 31, 2012 was $692,000 compared to $448,000 for the year ended December 31, 2011, an increase of $244,000 or 54.5%. This increase is primarily attributable to the increase in revenue, offset by the increase in interest and amortization of debt service costs.

Income tax expense

Income tax expense, including interest and penalties, for the years ended December 31, 2012 and 2011 was approximately $303,000 and $192,000, respectively.

Liquidity and Capital Resources

At December 31, 2012, we had cash and cash equivalents of $241,000 and working capital of $5,582,000 compared to cash and cash equivalents of $222,000 and working capital of $5,763,000 at December 31, 2011. The increase in cash and cash equivalents primarily reflects the proceeds from the Company's receipt of short term loans and the use of a line of credit (See Note 7 to the financial statements included elsewhere in this report), offset by an increase in lending operations. The decrease in working capital is primarily attributable to the reclassification of senior secured notes from long term liabilities to current liabilities (See Note 8 to the financial statements included elsewhere in this report).

For the years ended December 31, 2012 and 2011, net cash provided by operating activities was approximately $533,000 and $381,000, respectively. The increase in net cash provided by operating activities primarily results from increases in net income and in income taxes payable, offset by decreases in non cash compensation expense and in deferred revenues, and an increase in interest receivable on loans.

For the year ended December 31, 2012 net cash used in investing activities was approximately $4,210,000, compared to approximately $1,405,000 for the year ended December 31, 2011. Net cash used in investing activities for the year ended December 31, 2012, consisted primarily of the issuance of our short term commercial loans in the amount of approximately $15,174,000, offset by collection of these loans in the amount of approximately $10,963,000. Net cash used in investing activities for the year ended December 31, 2011, consisted primarily of the issuance of our short term commercial loans in the amount of approximately $8,513,000, offset by collection of these loans in the amount of approximately $7,254,000, and the investment in real estate in the amount of approximately $675,000, which was offset by the proceeds of approximately $528,000 upon the partial exercises of options by the option holder.

For the year ended December 31, 2012 net cash provided by financing activities was approximately $3,695,000, compared to approximately $859,000 for the year ended December 31, 2011. Net cash provided by financing activities for the year ended December 31, 2012 reflects the Company's receipt of the proceeds of short term loans and the use of a line of credit in the aggregate amount of $3,740,000, offset by purchase of treasury stock in the amount of approximately $29,000 and by the deferred financing costs on Sterling credit line in the amount of approximately $16,000. Net cash provided by financing activities for the year ended December 31, 2011 reflects the Company's receipt of the proceeds of short term loans.

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million. Our credit facilities are limited. As of December 31, 2012, our funds were invested in money market funds and commercial loans.

On May 2, 2012, we entered into a 1-year revolving Line of Credit Agreement with Sterling National Bank ("Sterling") pursuant to which the Bank has agreed to advance up to $3.5 million against assignments of mortgages and other collateral (the "Sterling Credit Line"). The Sterling Credit Line was conditioned on an unlimited personal guarantee from Assaf Ran, our president and chief executive officer, and requires the maintenance of certain non-financial covenants including limitations on the percentage of loans outstanding in excess of one year, loans made to affiliated groups and the extent of construction loans made by the Company. The interest rate on the Sterling Credit Line is 2% in excess of the Wall Street Journal prime rate, but in no event less than 6%, per annum, on the money in use.

We anticipate that our current cash balances and the Sterling Credit Line together with our cash flows from operations will be sufficient to fund the operations for the next 12 months.

Subsequent event

On January 31, 2013, the Sterling Credit Line was increased from $3.5 million to $5 million (the "Amendment"), under the same terms as the original line of credit. In connection with the Amendment, Mr. Ran agreed to increase his personal guaranty to $5 million.

Contractual Obligations

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Debt Obligations	$ 500,000	$ 500,000	$ ---	$ ---	$ ---
Operating Lease Obligations (*)	149,100	39,300	109,800	---	---
Total	$ 649,100	$ 539,300	$ 109,800	$ ---	$ ---

(*) Operating lease obligations include utilities payable to the landlord under the lease.

Recent Technical Accounting Pronouncements

In April 2011, FASB issued ASU "011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASU 2011-02 provides amendments to Topic 310 to clarify which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The adoption of this guidance did not have a material impact on the Company's consolidated financials statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". This guidance requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. This guidance also requires reclassification adjustments between net income and other comprehensive income to be shown on the face of the financial statements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2011 and for interim periods within the fiscal year, with full retrospective application. The adoption of this guidance did not have a material impact on the Company's consolidated financials statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The update defers the requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. To defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments, ASU 2011-12 supersedes only those paragraphs that pertain to how and where reclassification adjustments are presented. The amendments are effective at the same time as ASU 2011-05. The adoption of this guidance did not have a material impact on the Company's consolidated financials statements.

In July 2012, the FASB issued ASU 2012-02, "Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a "qualitative" assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financials statements.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The ASU is intended to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. This guidance adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). It does not amend any existing requirements for reporting net income or OCI in the financial statements. The standard is effective prospectively for public entities for annual and interim reporting periods beginning after December 15, 2012. Private companies may adopt the standard one year later but early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financials statements.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) the successful integration of new businesses that we may acquire; (ii) the success of new operations which we have commenced and of our new business strategy; (iii) our limited operating history in our new business; (iv) potential fluctuations in our quarterly operating results; and (v) challenges facing us relating to our growth. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 and 2011

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 240,693	$ 221,905
Short term loans receivable	11,022,866	6,916,090
Interest receivable on loans	160,342	109,905
Other current assets	18,903	16,463
Total current assets	11,442,804	7,264,363
Investment in real estate	146,821	146,821
Long term loans receivable	2,601,500	2,498,262
Property and equipment, net	0	588
Security deposit	6,491	6,349
Investment in privately held company, at cost	100,000	100,000
Deferred financing costs	41,735	72,788
Total assets	$ 14,339,351	$ 10,089,171
Liabilities and Shareholders' Equity		
Current liabilities:		
Short term loans	$ 1,399,465	$ 1,159,465
Line of credit	3,500,000	---
Senior secured notes	500,000	---
Accounts payable and accrued expenses	70,403	60,072
Deferred origination fees	122,242	112,780
Income taxes payable	268,256	168,786
Total current liabilities	5,860,366	1,501,103
Long term liabilities:		
Senior secured notes	---	500,000
Total liabilities	5,860,366	2,001,103
Commitments and contingencies		
Stockholders' equity:		
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	---	---
Common shares - $.001 par value; 25,000,000 authorized; 4,405,190 issued; 4,298,059 and 4,324,459 outstanding	4,405	4,405
Additional paid-in capital	9,687,159	9,656,280
Treasury stock, at cost- 107,131 and 80,731 shares	(269,972)	(241,400)
Accumulated deficit	(942,607)	(1,331,217)
Total stockholders' equity	8,478,985	8,088,068
Total liabilities and stockholders' equity	$ 14,339,351	$ 10,089,171

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

	2012	2011
Interest income from loans	$ 1,475,800	$ 1,141,531
Origination fees	339,767	258,917
Total Revenue	1,815,567	1,400,448
Operating costs and expenses:		
Interest and amortization of debt service costs	280,654	156,769
Referral fees	6,133	7,897
General and administrative expenses	864,398	866,705
Total operating costs and expenses	1,151,185	1,031,371
Income from operations	664,382	369,077
Other income (Note 5)	27,548	79,329
Income before income tax expense	691,930	448,406
Income tax expense	(303,320)	(191,882)
Net income	$ 388,610	$ 256,524
Basic and diluted net income per common share outstanding:		
--Basic	$ 0.09	$ 0.07
--Diluted	$ 0.09	$ 0.07
Weighted average number of common shares outstanding		
--Basic	4,320,050	3,634,048
--Diluted	4,326,329	3,646,074

The accompanying notes are an integral part of these consolidated financial statements

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Totals
	Shares	Amount		Shares	Cost		
Balance, January 1, 2011	**3,405,190**	**$3,405**	**$9,588,849**	**80,731**	**$(241,400)**	**$(1,587,741)**	**$7,763,113**
Non cash compensation			68,431				68,431
Grant of restricted shares	1,000,000	1,000	(1,000)				
Net income for the year ended December 31, 2011						256,524	256,524
Balance, December 31, 2011	**4,405,190**	**4,405**	**9,656,280**	**80,731**	**(241,400)**	**(1,331,217)**	**8,088,068**
Non cash compensation			30,879				30,879
Purchase of treasury shares				26,400	(28,572)		(28,572)
Net income for the year ended December 31, 2012						388,610	388,610
Balance, December 31, 2012	**4,405,190**	**$4,405**	**$9,687,159**	**107,131**	**$(269,972)**	**$(942,607)**	**$8,478,985**

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 388,610	$ 256,524
Adjustments to reconcile net income to net cash provided by operating activities -		
Amortization of deferred financing costs	47,078	36,395
Depreciation	588	1,837
Non cash compensation expense	30,879	68,431
Changes in operating assets and liabilities		
Interest receivable on loans	(50,437)	(18,312)
Other current and non current assets	(2,582)	8,130
Accounts payable and accrued expenses	10,331	3,667
Deferred origination fees	9,462	36,352
Income taxes payable	99,470	(11,727)
Net cash provided by operating activities	533,399	381,297
Cash flows from investing activities:		
Investment in real estate (net of proceeds of $528,179 from partial exercises of options - see Note 5)	---	(146,821)
Issuance of short term loans	(15,173,500)	(8,512,537)
Collections received from loans	10,963,486	7,254,478
Net cash used in investing activities	(4,210,014)	(1,404,880)
Cash flows from financing activities:		
Proceeds from loans and line of credit, net	3,740,000	859,465
Purchase of treasury shares	(28,572)	---
Deferred financing costs incurred	(16,025)	---
Net cash provided by financing activities	3,695,403	859,465
Net increase (decrease) in cash and cash equivalents	18,788	(164,118)
Cash and cash equivalents, beginning of year	221,905	386,023
Cash and cash equivalents, end of year	$ 240,693	$ 221,905
Supplemental Cash Flow Information:		
Taxes paid during the year	$ 203,850	$ 203,727
Interest paid during the year	$ 234,835	$ 120,375

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

1. The Company

Manhattan Bridge Capital, Inc. ("MBC") and its wholly-owned subsidiaries DAG Funding Solutions, Inc. and MBC Funding I, Inc. (collectively the "Company"), offer short-term, secured, non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in the New York Metropolitan area.

In March 2011, MBC established a one member limited liability company, 1490-1496 Hicks, LLC, for the purpose of investing in real estate (See Note 5).

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Manhattan Bridge Capital, Inc., and its wholly-owned subsidiaries DAG Funding Solutions, Inc.("DAG Funding"), MBC Funding I, Inc. ("MBC Funding") and 1490-1496 Hicks, LLC ("Hicks LLC"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains its cash and cash equivalents with one major financial institution. Accounts at the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Credit risks associated with short term commercial loans the Company makes to small businesses and related interest receivable are described in Note 4 entitled Commercial Loans.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years.

Impairment of long- lived assets

The Company continually monitors events or changes in circumstances that could indicate carrying amounts of long lived assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. There was no impairment to the carrying value of property and equipment during the years ended December 31, 2012 or 2011.

Income Taxes

The Company accounts for income taxes under the provisions of FASB ASC 740, "Income Taxes". Under the provisions of FASB ASC 740, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company follows ASC 740 rules governing tax positions which provide guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 605, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. ASC 605 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable, and (iv) collectability is reasonably assured.

Interest income from commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on commercial loans is amortized over the term of the respective note.

Deferred Financing Costs

Costs incurred in connection with the Company's senior secured notes, as discussed in Note 8 are being amortized over the term of the notes, using the straight-line method. Costs incurred in connection with the Company's line of credit, as discussed in Note 7, are being amortized over one year, using the straight-line method.

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with ASC 260 "Earnings Per Share". Under ASC 260, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

The numerator in calculating both basic and diluted earnings per common share for each year is the reported net income. The denominator is based on the following weighted average number of common shares:

	Years ended December 31,	
	2012	2011
Basic weighted average common shares outstanding	4,320,050	3,634,048
Incremental shares for assumed exercise of options	6,279	12,026
Diluted weighted average common shares outstanding	4,326,329	3,646,074

345,721 and 331,974 vested options were not included in the diluted earnings per share calculation for the years ended December 31, 2012 and 2011, respectively, either because their effect would have been anti-dilutive, or because they are being held in escrow (See Note 12).

Stock-Based Compensation

The Company measures and recognizes compensation awards for all stock option grants made to employees and directors, based on their fair value in accordance with ASC 718 "Compensation- Stock Compensation", which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. The cost will be recognized over the service period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50, "Equity Based Payment to Non-Employees". All transactions with non-employees, in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more appropriately measurable.

The stock based compensation expense for the years ended December 31, 2012 and 2011 also includes the amortization of the fair value of the restricted shares granted on September 9, 2011, after adjusting for the effect on the fair value of the stock options related to this transaction. The fair value will be amortized over 15 years (See Note 12).

Fair Value of Financial Instruments

For cash and cash equivalents, short term loans, the line of credit and accounts payable, as well as interest bearing commercial loans held by the Company, the carrying amount approximates fair value due to the relative short-term nature of such instruments. The senior secured notes approximate fair value due to the relative short term of the notes and the prevailing interest rate.

Recent Accounting Pronouncements

In April 2011, FASB issued ASU 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASU 2011-02 provides amendments to Topic 310 to clarify which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The adoption of this guidance did not have a material impact on the Company's consolidated financials statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". This guidance requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. This guidance also requires reclassification adjustments between net income and other comprehensive income to be shown on the face of the financial statements. The updated guidance is effective for interim or annual financial reporting periods beginning after December 15, 2011 and for interim periods within the fiscal year, with full retrospective application. The adoption of this guidance did not have a material impact on the Company's consolidated financials statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The update defers the requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. To defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments, ASU 2011-12 supersedes only those paragraphs that pertain to how and where reclassification adjustments are presented. The amendments are effective at the same time as ASU 2011-05. The adoption of this guidance did not have a material impact on the Company's consolidated financials statements.

In July 2012, the FASB issued ASU 2012-02, "Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a "qualitative" assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financials statements.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The ASU is intended to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. This guidance adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). It does not amend any existing requirements for reporting net income or OCI in the financial statements. The standard is effective prospectively for public entities for annual and interim reporting periods beginning after December 15, 2012. Private companies may adopt the standard one year later but early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financials statements.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Cash and Cash Equivalents

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets.

Level 2—Observable inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Cash equivalents and investment instruments are classified within Level 1 or Level 2 of the fair value hierarchy. The Company's Level 1 investments are valued using quoted market prices in active markets. The Company's Level 2 investments are valued using broker or dealer quotations for similar assets and liabilities. As of December 31, 2012 and 2011 the Company's Level 1 investments consisted of cash and money market accounts in the amount of approximately $241,000 and $222,000, respectively, and were recorded as cash and cash equivalents in the Company's consolidated balance sheets.

4. Commercial Loans

Short Term Loans Receivable

The Company offers short-term secured non–banking loans to real estate investors (also known as hard money) to fund their acquisition and construction of properties located in the New York Metropolitan area. The loans are principally secured by collateral consisting of real estate and, generally, accompanied by personal guarantees from the principals of the businesses. The loans are generally for a term of one year. The short term loans are initially recorded, and carried thereafter, in the financial statements at cost. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the years ended December 31, 2012 and 2011 the total amounts of $15,173,500 and $8,512,537, respectively, have been lent, offset by collections received from borrowers, under the commercial loans in the amount of $10,963,486 and $7,254,478, respectively. Loans ranging in size from $30,000 to $1,000,000 were concluded at stated interest rates of 12% to 15%, but often at higher effective rates based upon points or other up-front fees.

The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also used to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2012, the Company was committed to an additional $2,009,500 in construction loans that can be drawn by the borrower when certain conditions are met.

At December 31, 2012, the Company has made loans to five different entities in the aggregate amount of $1,570,000, none of which are long term loans receivable. One individual holds one hundred percent interest in each of the entities. The individual has no relationship to any of the officers or directors of the Company.

At December 31, 2011, the Company has made loans to four different entities in the aggregate amount of $1,470,000, of which $155,000 is included in long-term loans receivable. One individual holds at least a fifty percent interest in each of the different entities. The Company also has made loans to six different entities in the aggregate amount of $1,376,500, none of which are long term loans receivable. One individual holds a fifty percent interest in each of the entities. The Company also has made loans to five different entities in the aggregate amount of $1,600,000, none of which are long term loans receivable. One individual holds at least a fifty percent interest in each of the entities. All individuals have no relationship to any of the officers or directors of the Company.

At December 31, 2012 and 2011, no one entity has loans outstanding representing more than 10% of the total balance of the loans outstanding.

Some of the loans in the Company's portfolio at December 31, 2012, were jointly funded by the Company and an unrelated entity during the year ended December 31, 2012, for aggregate loans of $510,000. The accompanying balance sheet includes the Company's portion of the loans in the amount of $255,000. There were no jointly funded loans at December 31, 2011.

The Company generally grants loans for a term of one year. In certain situations the Company and its borrowers have mutually agreed to the extension of the loans as a result of the downturn in the economy and the real estate industry in the New York metropolitan area. Potential buyers of the real estate serving as collateral for the short-term loans may have difficulty securing financing due to restrictions imposed by financial institutions resulting from the recent mortgage crisis. In addition, the Company's borrowers may be having difficulty securing permanent financing. Prior to the Company granting an extension of any loan, it reevaluates the underlying collateral.

Long Term Loans Receivable

During the year ended December 31, 2011, management determined to reclassify a portion of the Company's short term loans to long term loans receivable. Long term loans receivable comprise the loans that were extended beyond the original maturity dates, unless it is clear that the loan will be paid back by December 31, 2013. At December 31, 2012, the Company's loan portfolio consists of approximately $11,023,000 short term loans receivable and approximately $2,602,000 long term loans receivable.

Of the long term loans receivable, approximately $89,000 have repayment terms, extending through the year ended December 31, 2017, while the remainder of the loans, by their terms, are due through December 31, 2013.

Credit Risk

Credit risk profile based on loan activity as of December 31, 2012 and 2011:

Performing loans	Developers-Residential	Developers-Commercial	Developers Mixed Used	Total outstanding loans
December 31, 2012	$ 12,169,366	$ 400,000	$ 1,055,000	$ 13,624,366
December 31, 2011	$ 8,725,367	$ 78,985	$ 610,000	$ 9,414,352

At December 31, 2012, the Company's commercial loans include loans in the amount of $499,666, $567,200, $750,000 and $1,537,500, originally due in 2009, 2010, 2011 and 2012, respectively. At December 31, 2011, the Company's commercial loans include loans in the amount of $521,700, $1,702,200 and $955,000, originally due in 2009, 2010 and 2011, respectively. In all instances the borrowers are currently paying their interest and, generally, the Company receives a fee in connection with the extension of the loans. Accordingly, at December 31, 2012 and 2011, no loan impairments exist and there are no provisions for impairments of loans or recoveries thereof included in operations for the years then ended. Subsequent to the balance sheet date, $2,830,666 of commercial loans, of which $160,000 is included in long term loans receivable, outstanding at December 31, 2012 were paid off.

5. Investment in Real Estate

On March 21, 2011, the Company purchased three 2-family buildings located in the Bronx, New York for $675,000, including related costs, and sold to the seller a one year option to buy back the properties for the same price. The buy back option was sold for $3,900, plus a monthly fee of $10,530 payable to the Company by the option holder for the life of the option. On September 28, 2011, the option holder exercised the option to buy back one of the properties for $380,679. The Company had received an aggregate of $70,590 from the sale of the option prior to the partial exercise and, on October 1, 2011, issued a one year option for the two remaining properties at an exercise price of $294,321 with a monthly option fee of $4,591 (the "New Option".) The New Option supersedes the buy back option issued in March 2011. On October 21, 2011, the option holder partially exercised the New Option to buy back one of the two remaining properties for $147,500. After the partial exercise of the New Option, the option holder has a continuing option to purchase the one remaining property at an exercise price of $146,821 with a monthly option fee of $2,296. On October 1, 2012, the New Option was extended for an additional 6-month period.

Other income for the years ended December 31, 2012 and 2011, in the amount of $27,548 and $79,329, respectively, represents the fees generated from the seller buy back options.

6. Property and Equipment

Property and equipment, at cost, consist of the following:

	December 31	
	2012	**2011**
Office equipment	$ 20,744	$ 20,744
Less: Accumulated depreciation	(20,744)	(20,156)
Property and equipment, net	$ 0	$ 588

Depreciation expense was $588 and $1,837 for the years ended December 31, 2012 and 2011, respectively.

7. Loans and Lines of Credit

Short Term Loans

During 2012, the Company received five separate short-term loans from three different entities, in the aggregate amount of $1,030,000, bearing interest at rates ranging from 10% to 14%, per annum. By the end of December 31, 2012, the Company repaid in full three of the five loans in the aggregate amount of $590,000.

During 2011, the Company received six separate short-term loans from five different entities, in the aggregate amount of $1,329,465, bearing interest at rates ranging from 8% to 14%, per annum. One of the loans in the amount of $170,000 was repaid in full by the Company in 2011. During 2012, one of the loans in the amount of $200,000 was repaid, and the other four loans were extended an additional year under the same terms.

At December 31, 2012, the outstanding balance of the short-term loans is $1,399,465, of which five of the loans are secured by certain of the Company's short term loans, pursuant to a security agreement, and two of the loans are also personally guaranteed by our CEO.

Subsequent to the balance sheet date, the Company repaid in full one of the short-term loans received in 2012, in the amount of $240,000, at an interest rate of 14%, per annum.

Lines of Credit

In September 2009 the Company established a secured line of credit with Valley National Bank. The line of credit provided for maximum borrowings in the amount of up to $300,000, which may be repaid by the Company at any time without penalty. The line required monthly payments of interest only at the rate of 9%, per annum, with borrowings still outstanding due in October, 2012. Pursuant to a security agreement, the line of credit was secured by certain of the Company's short term loans. In October 2011, the Company repaid the outstanding borrowings in full and closed the line of credit.

On May 2, 2012, the Company entered into a one-year revolving Line of Credit Agreement with Sterling National Bank pursuant to which the Bank has agreed to advance up to $3.5 million (the "Sterling Credit Line") against assignments of mortgages and other collateral. The Sterling Credit Line was conditioned on an unlimited personal guarantee from Assaf Ran, the Company's CEO, and requires the maintenance of certain non-financial covenants including limitations on the percentage of loans outstanding in excess of one year, loans made to affiliated groups and the extent of construction loans made by the Company. The interest rate on the Sterling Credit Line is 2% in excess of the Wall Street Journal prime rate (3.25% at December 31, 2012), but in no event less than 6%, per annum, on the money in use. Total initiation costs for the Sterling Credit Line were approximately $16,000. These costs are being amortized over one year, using the straight-line method. The amortization costs for the year ended December 31, 2012 were $10,683. At December 31, 2012, the outstanding balance of the Sterling Credit Line is $3,500,000.

On January 31, 2013, the Company entered into an amendment to the Line of Credit Agreement with Sterling National Bank to increase the Sterling Credit Line from $3,500,000 to $5,000,000, under the same terms as the original line of credit.

8. Senior Secured Notes

On December 28, 2010, MBC Funding completed a $500,000 private placement of three-year 6.63% senior secured notes. As collateral for these notes, MBC has agreed to assign to MBC Funding the mortgages and related notes that it holds as a creditor in the aggregate amount of no less than $750,000. Pursuant to the agreement, MBC has also guaranteed the repayment of the notes. The notes require quarterly payments of interest only through the expiration date in December 2013, at which time the notes become due. The private placement was the initial tranche of a $5,000,000 offering which expired on March 31, 2011, which is no longer being marketed by the placement agent (Paulson).

Financing costs incurred in connection with the agreement totaled $109,183, including five year warrants (the "warrants") to purchase 20,000 shares of the Company's Common Stock issued to the underwriter at $2.50 per share, which were valued at $11,683. These costs are amortized over the life of the senior secured notes. The amortization costs for each of the years ended December 31, 2012 and 2011 were $36,395.

9. Income Taxes

Income tax expense (benefit) consists of the following:

	2012	2011
Current Taxes:		
Federal	$ 241,995	$ 129,136
State	61,325	62,746
	303,320	191,882
Deferred taxes:		
Federal	---	---
State	---	---
	---	---
Income tax expense	$ 303,320	$ 191,882

Deferred tax assets consist of the following:

	2012	2011
Deferred tax assets:		
Compensation expense - other	$ 7,838	$ 27,982
Compensation expense - restricted stocks	86,226	84,266
Deferred tax assets	94,064	112,248
Less: valuation allowance	$ (94,064)	$ (112,248)
	---	---

The Company has a capital loss carryover of $418,157, a portion of which it expects to utilize to offset its other income in the amount of $27,548, in connection with the filing of its income tax returns for the year ended December 31, 2012. The remaining capital loss carryover expires through 2015.

The income tax expense (benefit) differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31,	2012	2011
Federal Statutory Rate	34%	34%
State and local income tax expense (benefit), net of federal tax effect	9%	14%
Valuation allowance	---	---
State and local franchise taxes	---	---
Other	1%	(5%)
Income tax expense (benefit)	44%	43%

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authorities. Tax positions not deemed to meet the more likely than not threshold are recorded as tax benefits or expenses in the current year. Management has analyzed the Company's tax positions taken on Federal, state and local tax returns for all open tax years, and has concluded that no provision for Federal income tax is required in the Company's financial statements. The Company reports interest and penalties as income tax expense, which amounted to approximately $7,400 and $12,000 for the years ended December 31, 2012 and 2011, respectively.

The Company is no longer subject to U.S. federal and state and local income tax examinations by tax authorities for years prior to 2009, as these tax years are closed.

10. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable executives. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible executives to participate. It is a "Matching Contribution" plan under which eligible executives may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $11,500), with the Company matching on a dollar-for-dollar basis up to 3% of the executives' compensation (with a cap of $11,500). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For the years ended December 31, 2012 and 2011 the Company contributed $9,000 and $6,750, respectively, as matching contributions to the IRA Plan.

11. Stock-Based Compensation

On June 23, 2009 the Company adopted the 2009 Stock Option Plan (the "Plan") and replaced the 1999 Stock Option Plan as amended (the "Prior Plan"), which expired in May of 2009. Options granted under the Prior Plan remain outstanding until expired, exercised or cancelled.

The purpose of the Plan is to align the interests of officers, other key employees, consultants and non-employee directors of the Company and its subsidiaries with those of the stockholders of the Company, to afford an incentive to such officers, employees, consultants and directors to continue as such, to increase their efforts on behalf of the Company and to promote the success of the Company's business. The availability of additional shares will enhance the Company's ability to achieve these goals. The basis of participation in the Plan is upon discretionary grants of the Board. The Board may at any time, and from time to time, suspend or terminate the Plan in whole or in part or amend it from time to time.

The maximum number of Common Shares reserved for the grant of awards under the Plan is 400,000, subject to adjustment as provided in Section 9 of the Plan. As of December 31, 2012, 327,000 options were granted, 210,000 options were cancelled, and 283,000 are available for grant under the 2009 stock option plan.

The exercise price of options granted under the Company's stock option plan may not be less than the fair market value on the date of grant. Stock options under our stock option plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under our stock option plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then 7,000 upon each additional year in office. Generally, options outstanding vest over periods not exceeding four years and are exercisable for up to five years from the grant date.

Share based compensation expense recognized under ASC 718 for the years ended December 31, 2012 and 2011 were $30,879 and 68,431, respectively.

The stock based compensation expense for the years ended December 31, 2012 and 2011 includes $13,065 and $3,355, respectively, of amortization of the fair value of the 1,000,000 restricted shares granted to the Company's Chief Executive Officer on September 9, 2011 of $195,968, after adjusting for the effect on the fair value of the stock options related to this transaction. The fair value will be amortized over 15 years (See Note 12).

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2012 and 2011, respectively: (1) expected life of 5 years; (2) No annual dividend yield; (3) expected volatility 72.5% to 74.6%; and (4) risk free interest rate of 0.73% to 1.87%.

The following summarizes stock option activity for the years ended December 31, 2012 and 2011:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	631,000	$ 1.41	2.21	$ 469,352
Granted in 2011	173,000	1.53		
Exercised in 2011	---	---		
Forfeited in 2011	(456,000)	1.80		
Outstanding at December 31, 2011	348,000	$ 0.96	2.26	$ 177,253
Granted in 2012	28,000	1.02		
Exercised in 2012	---	---		
Forfeited in 2012	(21,000)	1.65		
Outstanding at December 31, 2012	355,000	$ 0.92	1.62	$ 173,006
Vested and exercisable at December 31, 2011	344,000	$ 0.96	2.23	$ 174,856
Vested and exercisable at December 31, 2012	352,000	$ 0.92	1.60	$ 171,208

The weighted-average fair value of each option granted during the years ended December 31, 2012 and 2011, estimated as of the grant date using the Black-Scholes option-pricing model, was $0.61 per option and $0.82 per option, respectively.

Mr. Ran, our CEO, agreed not to exercise his 210,000 Remaining Options, which are vested and outstanding as of December 31, 2012, in accordance with the Restricted Stock Agreement (See Note 12).

A summary of the status of the Company's nonvested shares as of December 31, 2012 and 2011, and changes during the years then ended is as presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Nonvested shares at January 1, 2011	96,334	$ 1.09	3.69
Granted	173,000	1.53	4.77
Forfeited (non vested)	(189,667)	1.56	---
Vested	(75,667)	0.92	3.21
Nonvested shares at December 31, 2011	4,000	$ 1.01	4.88
Granted	28,000	1.02	4.50
Vested	(29,000)	1.02	4.48
Nonvested shares at December 31, 2012	3,000	$ 1.01	3.88

140,000 out of the 189,667 forfeited (non vested) shares were granted and cancelled in 2011.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Stock Option Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Shares	Weighted Average Exercise Price
$ 0.50- $ 1.00	196,000	$ 0.78	1.21	196,000	$ 0.78
$ 1.01- $ 2.00	159,000	1.11	2.13	156,000	1.11
	355,000	$ 0.92	1.62	352,000	$ 0.92

In connection with the Company's private placement of senior secured notes the Company issued to Paulson 20,000 warrants. The warrants are convertible into the same number of common shares at an exercise price of $2.50 per warrant. The warrants are exercisable over a five-year period beginning December 28, 2010.

12. Restricted Stock Grant

On September 9, 2011, upon stockholders approval at the annual meeting, we granted 1,000,000 shares of restricted common stock (the "Restricted Shares") to Mr. Ran. Under the terms of the restricted shares agreement (the "Restricted Shares Agreement"), Mr. Ran agreed to forfeit options held by him exercisable for an aggregate of 280,000 shares of our common stock with exercise prices above $1.21 per share and agreed not to exercise additional options held by him for an aggregate of 210,000 shares of our common stock with exercise prices below $1.21 per share (the "Remaining Options"). Until their expiration, Mr. Ran will be required to forfeit approximately 4.76 Restricted Shares for each share of common stock issued upon any exercise of the Remaining Options. In addition, Mr. Ran may not sell, convey, transfer, pledge, encumber or otherwise dispose of the Restricted Shares until the earliest to occur of the following: (i) September 9, 2026, with respect to 1/3 of the Restricted Shares, September 9, 2027 with respect to an additional 1/3 of the Restricted Shares and September 9, 2028 with respect to the final 1/3 of the Restricted Shares; (ii) the date on which Mr. Ran's employment is terminated by us for any reason other than for "Cause" (i.e., misconduct that is materially injurious to us monetarily or otherwise, including engaging in any conduct that constitutes a felony under federal, state or local law); or (iii) the date on which Mr. Ran's employment is terminated on account of (A) his death; or (B) his disability, which, in the opinion of his personal physician and a physician selected by us prevents him from being employed with us on a full-time basis (each such date being referred to as a "Risk Termination Date"). If at any time prior to a Risk Termination Date Mr. Ran's employment is terminated by us for Cause or by Mr. Ran voluntarily for any reason other than death or disability, Mr. Ran will forfeit that portion of the Restricted Shares which have not previously vested. Mr. Ran will have the power to vote the Restricted Shares and will be entitled to all dividends payable with respect to the Restricted Shares from the date the Restricted Shares are issued.

In connection with the Compensation Committee's approval of the foregoing grant of Restricted Shares, the Compensation Committee consulted with and obtained the concurrence of independent compensation experts and informed Mr. Ran that it had no present intention of continuing its prior practice of annually awarding stock options to Mr. Ran as CEO. Also Mr. Ran, advised the Compensation Committee that he would not seek future stock option grants.

The grant of Restricted Shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The stock certificates for the Restricted Shares were imprinted with restrictive legends and are held in escrow until vesting occurs.

13. Stockholders' Equity

On September 19, 2012, the Company adopted a stock buy-back program for the repurchase of up to 100,000 shares of the Company's common stock. As of December 31, 2012, the Company has purchased 26,400 common shares from this repurchase program, at an aggregate cost of approximately $28,600.

14. Commitments and Contingencies

Operating Leases

On June 9, 2011, the Company entered into a new lease agreement (the "Lease') to relocate its corporate headquarters to 60 Cutter Mill Road, Great Neck, New York. The Lease is for a term of five years and two months commencing June 2011 and ending August 2016. The rent increases annually during the term and ranges from approximately $2,800 per month during the first year to approximately $3,200 per month during the fifth year.

At December 31, 2012, approximate future minimum rental, including utilities, payments under these commitments are as follows:

2013	$ 39,300
2014	40,300
2015	41,400
2016	28,100
Total	**$ 149,100**

Rent expense, including utilities, was approximately $38,000 and $49,000 in 2012 and 2011, respectively.

Employment Agreements

In March 1999, we entered into an employment agreement with Assaf Ran, our President and Chief Executive Officer. Mr. Ran's employment term renews automatically on June 30th of each year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran receives an annual base salary of $75,000 and annual bonuses as determined by the Compensation Committee of the Board (the "Compensation Committee"), in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by us. Under the agreement, Mr. Ran agreed to a one-year non-competition period following the termination of his employment. In March 2003, the Compensation Committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. However, in 2008 and 2009, Mr. Ran agreed to a temporary reduction of his annual base salary by 75% and 55%, respectively, to $56,000 and $100,000. On June 21, 2010, Mr. Ran's annual base salary was restored to the level of $225,000 per year.

Mr. Ran's annual base compensation was $225,000, and a bonus of $65,000 for each of the years 2012 and 2011 which was approved by the Compensation Committee.

Derivative Action

The Company has been sued as a nominal defendant in a stockholder derivative action, Alan R. Kahn v. Assaf Ran, et al., Supreme Court of the State of New York, County of Nassau, filed against the members of its Board of Directors. The plaintiff, who asserts that he was a stockholder of the Company at all pertinent times, alleges wrongdoing by the Board in a transaction in which Director and Chief Executive Officer, Assaf Ran, was granted certain shares of the Company's restricted stock in exchange for giving up his rights in certain options that he had held at the time of the transaction. Plaintiff contends that the Company was harmed by the transaction. The Directors disagree with the plaintiff's position that the transaction involved any wrongful conduct or that it harmed the Company in any way. The court dismissed the original complaint, but gave plaintiff leave to file an amended complaint, which the plaintiff did. The defendants moved to dismiss the amended complaint, but before the court ruled on that motion, the parties reached an agreement to settle the action, subject to approval of the court. The terms of the settlement include the Company's agreement to continue utilizing certain corporate governance matters that the Company had already implemented before the lawsuit was filed and would continue to implement regardless of the settlement agreement, and to pay Plaintiff's counsel's fees and expenses in an amount to be determined by the court, which amount shall not exceed $80,000. In addition, Assaf Ran will reiterate his commitment to extend his personal guarantee to the Company for up to $5 million. This commitment was available to the Company prior to the settlement agreement. The court has preliminarily approved the settlement, and the Company has provided notice of the settlement to stockholders, in order to provide them with an opportunity to object to the settlement if they choose to do so. The court has scheduled a final hearing to address the fairness and reasonableness of the settlement for April 2, 2013. If the court approves the settlement, it is anticipated that any fees and expenses that the court awards to plaintiff's counsel will be paid by an officers' and directors' liability insurance policy, rather than by the Company. If the court refuses to approve the settlement and the litigation went forward, any ruling in favor of the plaintiff in that event would result in an award that would be paid to the Company, not by the Company, because the litigation is a derivative action, not a direct action.

15. Related Parties Transactions

In 2011, Mr. Ran made four separate loans to the Company in amounts ranging from $20,000 to $100,000, at an interest rate of 12% per annum. All of these loans were repaid by the Company as of December 31, 2011. The aggregate interest expense for these loans was $455.

In 2012, Mr. Ran made seven separate loans to the Company in amounts ranging from $25,000 to $115,000, bearing interest at rates ranging from 6% to 12%, per annum. All of these loans were repaid by the Company as of December 31, 2012. The aggregate interest expense for these loans was $3,942.

In January 2013, Mr. Ran, made two loans to the Company in the aggregate amount of $175,000, at an interest rate of 6%, per annum. Both loans were repaid in full by the Company on February 4, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Manhattan Bridge Capital, Inc.

We have audited the accompanying consolidated balance sheets of Manhattan Bridge Capital, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2012. Manhattan Bridge Capital, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manhattan Bridge Capital, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.



Hoberman, Goldstein & Lesser, CPA's, P.C.

New York, New York
March 20, 2013

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EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Vanessa Kao
Chief Financial Officer, Vice President, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran, *Chairman of the Board*

Michael J. Jackson (1)

Phillip Michals (1)

Eran Goldshmit (1)

Mark Alhadef

Lyron Bentovim (2)

(1) Member of the Compensation Committee, Audit Committee and Nominating Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
6201 15 Avenue
Brooklyn, NY 11219
Phone: 800-937-5449

ANNUAL MEETING

The Annual Meeting of Stockholders will take place at 9:00 a.m. local time, on Tuesday, June 18, 2013 at the offices of Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, Suite 1401, New York, NY 10022

COUNSEL

Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, NY 10022

INDEPENDENT PUBLIC ACCOUNTANTS

Hoberman, Goldstein & Lesser, CPA's, P.C.
226 West 26th Street, 8th Floor
New York, NY 10001

OTHER INFORMATION

A copy of the Company's annual report on Form 10-K, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

Manhattan Bridge Capital Inc.
Investor Relations Department
60 Cutter Mill Road, Suite 205
Great Neck, NY 11021
(516) 444-3400
or at www.manhattanbridgecapital.com

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

Manhattan Bridge Capital Inc. is traded on the NASDAQ Capital Market under the symbol LOAN.

(a) The high and low sales prices for our common stock as reported by the NASDAQ Capital Market for the quarterly periods indicated were as follows:

2011	High	Low
First Quarter	$1.80	$1.26
Second Quarter	$1.85	$1.30
Third Quarter	$1.34	$0.92
Fourth Quarter	$1.20	$0.82
2012		
First Quarter	$1.44	$0.90
Second Quarter	$1.17	$0.95
Third Quarter	$1.05	$0.84
Fourth Quarter	$1.12	$0.98
2013		
First Quarter	$1.50	$1.02

(b) Holders
As of March 22, 2013, the approximate number of record holders of our Common Stock was 16. The number of holders does not include individuals or entities who beneficially own shares but whose shares, which are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder. American Stock Transfer & Trust Company serves as transfer agent for our shares of common stock.

(c) Dividends
In 2012 and 2011, we did not declare a dividend.

(d) Issuer Purchases of Equity Securities
On September 19, 2012, the Company adopted a stock buy-back program for the repurchase of up to 100,000 shares of the Company's common stock. As set forth in the table below, as of December 31, 2012, the Company repurchased 26,400 shares.

	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
September 1-30, 2012	2,500	$1.04	2,500	97,500
October 1-31,2012	10,000	$1.07	10,000	87,500
November 1-30,2012	9,600	$1.09	9,600	77,900
December 1-31,2012	4,300	$1.11	4,300	73,600
Total in 2012	**26,400**	**$1.08**	**26,400**	**73,600**


MANHATTAN
BRIDGE CAPITAL
60 Cutter Mill Road, Suite 205
Great Neck, NY 11021
TEL: 516-444-3400
FAX: 516-444-3404
www.manhattanbridgecapital.com